PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mensura Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3060 Peachtree Road NW Suite 1600
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter S. Van Nort	**404-446-2860**	**pete@mensurasecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130 MAITLAND	FL	32751
(Address) (City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PeterS. Van Nort, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mensura Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUZANNE KOVALCHECK NOTARY PUBLIC FAYETTE COUNTY, GA MY COMMISSION EXPIRES MARCH 22 2026

Notary Public

Signature:

Title: Principal/CCO/FinOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2024
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email:pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's
of Mensura Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mensura Securities, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Mensura Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mensura Securities, LLC's management. Our responsibility is to express an opinion on Mensura Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mensura Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company. PA

We have served as Mensura Securities, LLC's auditor since 2016.

Maitland, Florida

January 28, 2025

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS:

Cash	$	1,129,170
Petty Cash		8
Accounts Receivable		2,351
Due from Related Parties		-
Prepaid Expenses and Other Assets		62,292
Total Current Assets	$	1,193,821

FIXED ASSETS:

Fixed Assets	$	89,121
Less: Accumulated Depreciation		(20,982)
Fixed Assets - net	$	68,139
Total Assets	$	1,261,960

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:

Accounts Payable and Accrued Expenses	$	4,920
Operating Lease Liability		27,791
Due to Related Parties		1,388
Total Current Liabilities	$	34,099

LONG TERM LIABILITIES:

Operating Lease Liability	$	40,222
Total Liabilities	$	74,321

MEMBER'S EQUITY:

	$	1,187,639
Total Liabilities and Member's Equity	$	1,261,960

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Mensura Securities, LLC (the "Company") was formed in the State of Delaware on February 9, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on December 23, 2009. The Company is an independent mergers and acquisitions advisory firm. The Company is engaged in a single line of business, as a securities broker-dealer, which includes investment banking and M&A advisory.

From the Company's formation until October 14, 2010, the Company's sole member was Mensura Holdings, LLC ("Mensura Holdings"). On October 15, 2010, the ownership of the Company was distributed to the members of Mensura Holdings, which simultaneously contributed their ownership in the Company to Asidero Holdings, LLC ("Asidero Holdings", "Member") who became the sole member. On March 31, 2015, Mensura Holdings was merged with Asidero Holdings (the surviving entity) and Asidero Holdings changed its name to The Mensura Companies, LLC ("TMC"). On April 15, 2015, TMC changed its name to Mensura Holdings, LLC. The Company's manager is Mensura Holdings, which is managed by Principito Holdings, LLC, which is managed by Alexander Graham.

Since the Company is a limited liability company ("LLC"), the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the Member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and is required by the SEC and FINRA.

Cash and Cash Equivalents
The company considers all highly liquid investments with a maturity of three (3) months or less when purchased to be cash equivalents.

Revenue from Contracts with Customers
Significant Judgements
Revenue from contracts with customers is comprised of fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking Fees and Reimbursed Expenses
Revenues from contracts with customers are comprised of investment banking success fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is at the close of a transaction. Reimbursed expenses are recorded as revenue, when billed.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. The Company follows the policy of capitalizing all major additions, renewals, and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Credit Losses
The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company had accounts receivable of $0 at December 31, 2023 and $2,351 at December 31, 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that is uncollectable. At December 31, 2024, there was no allowance for doubtful accounts.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for taxes is necessary.

The Company, as a sole member LLC, files income tax returns in the U.S. in both federal and state jurisdictions on a consolidated basis under Mensura Holdings, LLC. With few exceptions, Mensura Holdings is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for years before 2020.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,122,862 which was $1,117,862 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0.56%.

4. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and M&A advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 34.9% percent of its total revenues from a single external customer in 2024.

5. COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies at December 31, 2024.

6. PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classification, as follows:

Right of Use Lease	$68,013
Furniture & Fixtures	10,322
Office Equipment	545
Computer Hardware	8,239
Leasehold Improvements	2,002
Total Property and Equipment	$ 89,121
Less: Accumulated Depreciation	(20,982)
Net Property and Equipment	$ 68,139

Total depreciation was $0 for the year ended December 31, 2024.

7. RELATED PARTY TRANSACTIONS

The Company subleases space from its sole member, Mensura Holdings, LLC, who is party to a lease. Under the agreement, the Company pays $3,350 a month. The lease is month to month. The Company paid $40,200 under the agreement for the year ended December 31, 2024. The Company owes $1,388 to Mensura Holdings, LLC. Its sole member. The payable does not bear interest and there is no formal agreement.

8. OPERATING LEASE DISCLOSURES

On January 1, 2019, the Company adopted the provisions FASB ASC 842, Leases, which amended existing lease accounting guidance. The Company used a modified retrospective approach upon the adoption, which had no effect on retained earnings. The Company is a lessee in one cancellable month to month lease for office space, which it leases from its parent. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing lease are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company uses our incremental borrowing rate based on the information available at the commencement date of the lease or the date on which the calculation is made, as applicable. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of the lease incentives received, and any impairment recognized. Lease cost for lease payment is recognized on a straight-line basis over the lease term. The Company's lease is on a month-to-month basis and cancellable with 30 days' notice. There are no options to extend the lease or residual value guarantees. There are no restrictions or covenants in the lease. The amount reported on the balance sheet as of December 31, 2024 for the lease asset (ROU) is $68,013; which is included in fixed assets, and the operating lease liability is $68,013.

9. BUSINESS CONCENTRATIONS

The Company earned revenue from four customers that accounted for 34.9%, 33.1%, 24.0%, and 8.0% of advisory fees for the year ended December 31, 2024.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 28, 2024, the date that its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.